January 14, 2011

Steven M. Giordano, Esq.
Bingham McCutcheon LLP
One Federal Street
Boston, MA 02110

Re: Rochdale Alternative Total Return Fund LLC
        File No. 811-22503

Dear Mr. Giordano:

        We have reviewed the registration statement on Form N-2 for the Rochdale Alternative Total Return Fund (the "Fund"), filed with the Commission on December 13, 2010. We have the following comments.

General

        The Fund will invest principally in life insurance policies ("policies"). Please provide the staff with your legal analysis of why the Fund's investments meet the definition of a security under the securities laws, and how the Fund meets the definition of an investment company under section 3 of the Investment Company Act of 1940 ("1940 Act"). Your analysis should discuss how the Fund will purchase policies, *i.e*., directly from the insured or through a provider, the degree to which it will purchase whole versus partial interests in policies, and how much of the Fund's assets will consist of non-variable policies. Include in your analysis why the Fund is not excepted from the definition of investment company by section 3(c) (5) (A) of the 1940 Act.

        Please advise the staff whether the Fund requested an interpretation or ruling from the IRS regarding its proposed operations, including whether it could qualify as a RIC and the material tax aspects for an investor in the Fund. Also advise the staff whether FINRA has passed upon the terms of the offering.

        Please provide us with your legal analysis on the regulations, if any, applicable to the Fund, under the laws and regulations of the states in which it intends to do business. In particular, confirm to us that the Fund's proposed operations are fully consistent with the laws and regulations of the states in which it intends to do business. Your response should discuss whether the Fund, in purchasing directly from insureds, may be deemed a provider. Does the Fund have any written approvals from the applicable state insurance regulatory agencies or legal opinions from Fund counsel?

        An important component of Fund operations is the ability to pay premiums on the policies in the Fund's portfolio. Advise the staff and revise the disclosure to explain how the Fund will have sufficient liquidity to pay the premiums. Advise us how the obligation to pay the premiums will be accounted for on the books of the Fund. Is the obligation to pay an ongoing annual expense reflected in the statement of operations and the fee table? Will the Fund segregate assets to cover the liability to make premium payments?

Please advise us how the Fund will disclose its portfolio holdings of policies to unitholders in its periodic reports. Will each policy be identified and a summary of the pertinent data be included? Advise us what confidential information the Fund will receive about each insured, and whether the insured consents to the dissemination of that information by the Fund.

Given the lack of a readily available market price for the policies, the ability of the Fund to fair value policies is critical. Please advise the staff in detail how the Fund will fair value the policies. How long have the methodologies to be employed by the Fund been used to value policies? How closely did the valuations correlate to the actual payments under the policies? Will the methodology employed by the Fund take into account unknown factors? Does it take into account the type of policy, such as a STOLI, where the legal risks to the Fund are increased? Explain more fully how the Fund will value a policy, where there are no reliable valuations, and there is no adequate medical information about the insured. The methodology used by the Fund also needs to be filed as an exhibit to the registration statement; also include as an exhibit the methodology used by any life expectancy evaluation firms employed on behalf of the Fund.

The disclosure states that Fund intends to purchase policies directly from insureds, but also discloses that it may purchase policies from providers, *i.e.*, entities which purchase life insurance policies and in turn sell them to investors. Please advise the staff, in terms of percentage of assets, how much the Fund will invest in policies acquired through providers. How many providers will sell policies to the Fund? Are there any business relationships or connection between providers and the Fund? Does the Fund pay commissions or make other payments to a provider which sells policies to the Fund? Also, with respect to policies acquired both directly from the insured or from providers, please inform us what percentage of assets may be invested in the policies issued by any one life insurance company. While the Fund is non-diversified and may invest without limit in any one issuer, does the Fund have any policies to limit the amount of assets it may invest in the securities of any one issuer? In your discussion, please address the issue whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more insurance companies. Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, should investors be given additional information about the life insurance companies obligated to make payments on the policies in which the Fund invests? Do the insurance companies need to be identified? Should investors have access to pertinent financial information? Is additional information also needed about the providers selling policies to the Fund?

Please advise the staff whether the Fund has begun selling units.

Offering Memorandum

Cover Page

Please include the following significant risks associated with an investment in the Fund on the cover page to the offering memorandum:

- Registered funds investing primarily in life settlements are novel and there is no history of performance of such investments,

- Investing in policies is highly speculative,
- The market for policies is relatively new and is undergoing change;
- Policies are illiquid and cannot be readily sold;
- Because there is no readily available market price, valuation of the Fund's portfolio in policies, and the calculation of its net asset value, involves many assumptions and has the risk that the valuation may be wrong;
- Investing in policies involves other risks, such as the Fund may not be able to collect on the insurance policy and the insured may live longer than anticipated;

Please conform the pricing table to the requirements of Item 1.g. of Form N-2.

Given unitholders' inability to liquidate their Fund units, is it not misleading to claim that the Fund is designed for investors with five to eight year investment horizons?

Since the Fund's investment objective is long-term capital appreciation, is it not misleading to call it a "total return" fund?

Summary of Fund Expenses

Please substitute "other" for "these" in the last sentence of the narrative disclosure preceding the table. Delete "hypothetical" from the first and third sentences of the paragraph immediately preceding the Example table.

Please disclose to the staff all items included in Other Expenses. Why is the estimate based on net assets of $60 million?

The fee table discloses that the "Other" annual operating expenses will aggregate 200 basis points. In your response letter, please provide us with the assumptions and calculations for that amount. Does the line item for "other expenses" for the Fund include the premium payments made by the Fund on policies? If not, why not? If the cost of premiums is significant, relative to the other expenses of the Fund, the staff believes it would be more appropriate to make it a separate sub-category of "other expenses." Does it include the cost of performing a life expectancy evaluation of the insured by one or more independent life expectancy evaluation firms?

The offering memorandum discloses that the Fund will leverage by different means, yet there do not appear to be any costs associated with leverage in the fee table. Please disclose unequivocally that it will not leverage in the first 12 months of operations, or disclose in the fee table the costs of the leverage it may employ in the first 12 months. For example, if the Fund may issue debt or preferred securities, the offering costs of the debt or preferred paid by unitholders must be included as a shareholder transaction expense to this offering, and an "interest expense" or "dividend payments to preferred" line must be added to annual operating expenses section. Please include in this disclosure a statement to the effect that, as unitholders will pay the costs of any issuance of preferred stock by the Fund, the net asset value of the Fund's units will be reduced when preferred stock is issued.

Please conform the fee table to Form N-2's requirements. The fee table should contain a line item for total annual fund operating expenses. Also, please modify the Performance Allocation line item to conform to standard practice: funds in the first year of operation generally enter "0" in the line, and indicate the amount of the fee in the caption.

Summary

Use of Proceeds

What is the basis for the assertion that the Fund will be able to invest the proceeds of the offering within 12 months? Please disclose the reasons for taking more than three months. *See* Guide 1 to Form N-2.

Management of the Fund . . .

Performance Allocation
The disclosure in this section is not sufficiently clear; please revise it in plain English.

What is meant by the following: "the 10% Hurdle will be aggregated from year to year."? Please clarify. Please clarify whether unitholders will actually receive distributions of net profits from the Fund, or the "allocation of net profits from the Fund sufficient to satisfy such Member's 10% Hurdle" is merely imputed to the untiholders' accounts.

The disclosure indicates that "No transferee of any Units will succeed to any High Watermark Account balance . . ." Please explain how this is consistent with Section 205 of the Investment Advisers Act of 1940. It appears to allow the Adviser to receive a performance fee more than once on the same assets should the value of the units decrease, then increase, after the Adviser has taken a performance fee.

Allocation of Profits and Losses

The disclosure indicates that "any Performance Allocation to be made from net profits otherwise allocable to a Member will be debited from the capital account and credited to a capital account for the Adviser solely for the purpose of receiving the Performance Allocation." This provision does not appear to require the Fund to have realized gains less unrealized losses and depreciation. Please explain.

Expenses

What expenses "borne by the Advisor" are referenced in the first sentence of the first paragraph of this section?

Please include in the disclosure a table illustrating the effect of leverage on the return to a unitholder of the Fund. Please clarify that the Fund *will* use leverage, and disclose all expenses to unitholders arising from the use of each type of leverage the Fund will employ.

The subsection titled "other expenses" on page 39 of the prospectus includes the expenses associated with its investments in policies. Please disclose elsewhere in the offering memorandum the typical costs associated with investments in policies. Does it include any commissions paid if the Fund purchases from providers or if the Fund purchases policies from insureds through other intermediaries such as life settlement brokers? Are these commissions "capitalized" as a spread in the purchase price? If the commissions are capitalized and not expensed, at an appropriate location in the offering memorandum disclose the typical or average commission paid on the purchase or sale of policies. Does it include the fees paid to doctors or others with whom the Fund may consult about the advisability of investing in, or selling policies?

The Example should be revised consistent with above comments.

Other Arrangements

The first sentence of this paragraph is extremely confusing. Please revise it. Consider breaking it into smaller sentences.

Investment Objective and Policies

Please disclose and explain how the Fund would obtain capital appreciation through investments in policies. Please include in your discussion how the Fund is taxed and whether the capital appreciation only inures to investors if the price of the Fund units should increase. Disclose that appreciation could only be realized in the event the Fund elects to repurchase units. Please explain why the Fund is expected to have low volatility and low correlation with the U.S. equity markets.

Please provide in the second paragraph of this section a complete list of the types of policies in which the Fund will invest.

The disclosure indicates the Adviser will perform a due diligence review of the insured owners of policies, and describes the process in some detail. The employees of the Adviser identified in the disclosure appear not to possess any relevant experience. Who will actually perform the due diligence reviews? What relevant experience do these individuals possess? How many policies will be reviewed, by how many people, and in how much time? In light of the Adviser's apparent lack of relevant experience, consider whether each item of disclosure in the registration statement that relates to the abilities of the Adviser is accurate. If the responsibilities attributed to the Adviser will, in whole or in part, be discharged by others, please provide appropriate disclosure.

Please identify the "independent life expectancy evaluation firms." Disclose the fees they will receive; clarify whether the Adviser or the Fund will pay the fees. Please disclose whether the life expectancy evaluation occurs prior or post purchase of the policy, and what criteria the Adviser uses to select a life expectancy firm. Also, please disclose whether a broker makes an evaluation first, and the Adviser's evaluation is merely a confirmation of that evaluation. Please disclose what qualifications the Adviser has in performing its own evaluation.

List all steps these firms will take in performing their evaluations. Describe physicians' participation, and state when it occurs in the evaluation process. Disclosure, currently located at *Insurance Policy Risks, Inability to Predict the Life Expectancy of an Insured*, which describes the review process, rather than risk, should be moved to this section. Will the same procedure be followed for each policy? If not, why not? Disclose the differences.

What constitutes "an acceptable target internal rate of return"?

The disclosure indicates the Adviser will "strive to" purchase policies from multiple companies. Does this mean the Adviser may not be successful, and may only purchase policies from one company? Disclose the risks attendant with inability to buy policies from multiple companies.

The last sentence in the fourth-to-last paragraph of this section refers to the possibility that the Fund might make "distributions." Please disclose in this section the circumstances under which the Fund might make such distributions. In addition, this paragraph refers to income from the maturity of policies being used to pay premiums and other expenses of the fund. Are any other uses for this income anticipated?

The offering memorandum discloses that the Fund may enter into repurchase agreements. Please revise the disclosure to say that the Fund may make loans through repurchase agreements.

Use of Leverage

Please disclose each type of leverage the Fund will employ, and disclose the principal risks of each type of leverage. Please disclose the maximum amount the Fund may leverage through preferred shares.

Principal Risks

Please disclose that the Adviser has never managed a registered fund. Also, disclose the lack of experience of the Adviser in valuing and purchasing policies.

Disclosure on page 9 of the prospectus, in the "Investment Objective and Policies" section, states that the Fund is expected to have low volatility. However, in the "Principal Risks" section the disclosure states that the value of investment in the Fund "may fluctuate significantly." Please reconcile.

Since Fund units are not marketable at all by unitholders, delete disclosure indicating units are "not readily marketable" or "less liquid"; state clearly that the units are illiquid.

Please disclose that there is no guarantee that the Fund will ever offer to repurchase units, or that the Adviser will permit sales of units by unitholders to third parties.

Leverage Risk – Please include disclosure that during periods in which the Fund is using leverage, the fees paid to the Adviser for investment advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund's gross assets, including the proceeds from the issuance of preferred shares and/or borrowings. Also disclose that the Fund's issuance of preferred shares may alter the voting power of unitholders.

Disclose that capital raised through leverage will be subject to distribution and/or interest payments, which may exceed the income and appreciation on the assets purchased and that the issuance of preferred shares involves offering expenses and other costs and may limit the Fund's freedom to engage in other activities. Disclose that leveraging is a speculative technique that will increase the Fund's exposure to capital risk.

Valuation Risk – The disclosure indicates market quotations will not be readily available for the policies in which the Fund invests. How will market quotations be available at all? Clarify whether the Fund will use independent pricing services to price policies; if it will, identify the service providers, and describe the assistance they will provide. Identify the "many factors" that could negatively influence the price at which the Fund could sell a policy. Why is the Adviser's inexperience not disclosed here? Which of the Fund's assets will not be priced using fair value procedures? It appears that all non-cash equivalent assets would be fair valued. Please clarify. The disclosure indicates that a conflict may arise with respect to the Adviser's responsibilities for fair valuation of assets and its performance allocation fee. Fair value should be based on procedures adopted by the board, the majority of which should be disinterested; how does the Fund resolve this conflict?

Cash Management and Defensive Investing - Please disclose that the Fund may be unable to sell its portfolio of policies in time to meet the need which prompts the temporary defensive position. In this regard, disclose why the Fund would assume a temporary defensive position. Given the disclosure to the effect that the returns on policies are generally not correlated with other investment markets, and disclosure that the Fund reserves the right to take a temporary defensive position due to adverse market conditions, please explain the correlation between the portfolio of the Fund and the market.

Tax Risks - This section refers to proceeds from maturity of policies being paid to unitholders as distributions. On page 10 of the prospectus, in the "Investment Objective and Policy" section, the prospectus refers to proceeds from maturity of policies being used to pay premiums or other expenses of the Fund. Please clarify and explain fully the anticipated uses of proceeds from maturity of policies and the resulting effect on the Fund's net asset value.

Privacy Law Risks - Is it a risk to the Fund that it may be sued for violating privacy law if it should release confidential information about insured? [On page 9, in the "Investment Objective and Policies" section, the disclosure states that the Advisor will perform a due diligence review of whether the current medical condition of the insured is available and that a family medical history is available. The "Privacy Law Risks" section, however, refers to the possibility of incomplete medical information as a result of privacy laws. Please reconcile and clarify the extent to which medical histories of insureds are available for the purpose of estimating life expectancies. Please clarify the extent to which privacy laws and other factors limit the availability of such information in the context of the process of estimating life expectancies.

Government Regulation - Please disclose that Congress, Federal regulatory authorities, and the states are investigating and may enact laws regarding the life settlement market. Also explain what "impact" future laws or regulations may have on the ability to purchase policies.

Contestability of policies -- The disclosure states that the fund will perform "extensive steps" to insure against the contestability of the policies. Please describe and explain these steps.

      In this section or later in the offering memorandum, discuss whether the Fund will litigate cases where the insured denies benefits because of a lack of insurable interest. Discuss the standing of the Fund in those cases, and recent judicial and legislative developments with respect to STOLIs.

      Also disclose here and at other appropriate locations that there may be legal and other costs, even in a successful case when there is contestability of the insurance coverage.

Credit Rating -- Explain why fluctuations in market value would be relevant to the risk inherent in a given insurance company.

Creditworthiness of the Issuing Life Insurance Company -- If accurate, state that state guarantee funds will generally not cover the full value of death benefits of the policies in which the Fund is expected to invest.

<u>Servicer</u>

      It appears that FLS will provide "administrative services" not including valuation of polices; is this accurate? Are fees paid to FLS reflected in the fee table? Please explain. Since FLS is not described as a life settlement provider for the Fund, please explain why the disclosure references life settlement provision operations of FLS, or delete the disclosure. If FLS has sold policies to the Fund, please describe the terms of the sales.

      Review of the registration statement as a whole could lead a reader to conclude that the relationship between the Adviser and FLS is not fully or accurately disclosed. Is this so? If so, please provide complete disclosure. Will FLS sell or broker policies to the Fund? If so, please disclose the terms of the arrangement with specificity.

      What is the relationship between the price paid by the life settlement provider to the insured and the price paid by the Adviser or the Fund to the life settlement provider? Between the price paid by the Adviser or Fund and the valuation of the policy as an asset of the Fund? Will the Fund buy policies from insureds through life settlement brokers? If so, what commissions does the Fund expect to pay for the brokers' services? Will the Fund be able to determine the price paid to the insured by any intermediaries? Will the Adviser assign to policies life expectancies different from those made by life settlement providers or other evaluators? Please explain.

Please attach as exhibits to the registration statement all contracts between the Fund and any life settlement providers or other intermediaries through whom the Fund will obtain policies, such as life settlement brokers. Please advise the staff whether the Adviser has any business dealings with the settlement providers, or any other intermediaries through whom the Fund will obtain policies such as life settlement brokers, independent of the Fund.

Purchase of Units; Transfer of Units

Why will the Offshore Fund invest in the Fund?

Investment Objectives and Policies

Please clarify what strategies are fundamental, and which policies or strategies can and cannot be changed without unitholder vote. With respect to nonfundamental policies, disclose whether the Fund will provide any advance written notice to unitholders.

Please disclose what is meant by "multiple" insurance companies. Disclose the Fund's policy on the limitations on the amount invested in the policies of any one insurance company. If there is no limitation, please disclose and expand the risk disclosure appropriately. Please include all the information needed by an investor to make an informed investment decision.

In order for the investor to understand the nature of investing in policies, please expand the disclosure here, or in another location deemed more appropriate by you, and discuss the nature of the policy market, the participants, the depth of the market, and a comparison of the policy market to other markets in which American consumers typically invest, both today and over the recent past.

The disclosure states that "The Advisor expects the Fund's portfolio to include no less than 90% of policies where the issuing insurance company is rated B+ or better by AMBEST . . ." What does the phrase "The Advisor expects" mean? When may the Fund purchase policies rated lower than B+? How much may the Fund invest in policies that are not rated, but on which the Adviser makes a determination of creditworthiness? Will the Fund invest in policies on which the insured is under the age of 65? Please clarify and explain how insurance companies are rated. Please disclose the risk of relying on rating agencies. Will the Adviser perform its own analysis of the creditworthiness of insurance companies? Disclose the Fund's policy with respect to insurance companies that are downgraded after investment.

How many policies will the Fund purchase?

Please disclose how the Fund will value policies if there is no authorization under HIPAA for the Adviser to view sensitive information.

What is the 'acceptable target internal rate of return' for the Fund?

The disclosure indicates the weighted average life expectancy of the policies will not exceed eight years. Is this a Fund policy? Why eight years? What would happen were the weighted average life expectancy to increase?

Disclose whether the Fund is a "provider" under state law, and would need to be licensed with state insurance regulators and be subject to state insurance regulation. Also, if there are issues with regard to the licensing under state insurance laws that create risk, the risks should be disclosed here and in the risk factor section.

Please disclose all types of policies in which the Fund will principally invest. Please give percentages or descriptions of how much will be invested in each, or limitations on the amount it may invest. Does the Fund have any policies or strategies about the nature of any medical conditions or health status of the insured or other criteria in selecting which policies to purchase, or when a policy will be sold?

Please state whether the Fund has any policy on which states an insured may or must reside. Also, please state whether the insureds subject to the policies held by the Fund may be located in a small number of states.

Will the Fund invest in group policies? If so, please provide appropriate disclosure. Are there any conditions on the termination of the policies by the employer or entity paying the premiums on the group policy? Will the Fund invest in group policies where the insurer, employer or group can freely terminate the policy? Disclose the limits, if any, on the amount of assets the Fund may invest in group policies, as well as all the applicable risks.

Please disclose whether the Advisor has any means to detect whether a policy it contemplates purchasing was issued as a result of a STOLI transaction. For example, state whether the Adviser considers premium financing to be an indicator of a STOLI transaction and whether the Adviser is involved in any way in the issuance of policies by insurers to insureds.

Please disclose how readily available the policies in which the Fund invests are in comparison to all life insurance policies.

Please disclose whether and how insurance premium financing transactions and insurance premium finance companies are related to the Adviser's purchase of life insurance policies. Please describe premium finance companies. Please disclose whether the Adviser is involved in any way in providing or arranging for premium financing transactions.

Principal Risks

Performance Compensation – Please define 'unrealized appreciation' as used in this disclosure. How will it be calculated?

Leverage Risk – Please delete the third and fourth sentences of this paragraph, and the first part of the fifth, ending at the comma, as they do not constitute risk disclosure. Please include all leverage risk disclosure previously requested in this letter.

Valuation Risk – Please delete the first five sentences of this paragraph, as they do not discuss risk.

Dilution Risk – This is a principal risk of investing in the Fund; accordingly, please include disclosure of it in the Summary.

In the subsection *Refusal to Pay Benefits on Certain Policies*, please list the "certain" policies to which reference is made. Does the Fund anticipate being a party to litigation when an insurer refuses to pay benefits? Disclose the risks of increased Fund expenses due to litigation, both as plaintiff and defendant. May the Fund sell a policy where the insured has refused payment? Is there any market for policies where the insured has denied coverage? Also disclose that a refusal to pay not only results in an inability to make distributions, but it will result in a loss to the Fund and net asset value will drop. Please make similar disclosure revisions to other sections of the offering memorandum which suggest that a loss to the Fund only impacts the ability to make distributions, such as *Creditworthiness of the Issuing Life Insurance Company* and *Delays in Payment and Refusal to Pay Benefits on Certain Policies.*

Please disclose that the Fund's ability to make repurchases may negatively affect its NAV.

Please state that if there is no settlement of a policy, there could be a total loss to the Fund.

Please add that there is a risk of decline in demand for policies.

Please discuss the competition, if any, in purchases of policies by insurance premium finance companies.

Please disclose, if accurate, that a lack of insurable interest claim survives the end of the contestability period. Disclose the other exceptions. Please disclose whether the term for contestability is known for certain in each state.

Performance Allocation -- Please explain the statement that the Adviser will only be permitted to withdraw the Performance Allocation from the Fund at the same time the Member's units are redeemed or distributions made to members. Elsewhere, disclosure states that members' units are not redeemable, and indicates that distributions may never be made. **Portfolio Transactions**

Why are the expenses described in the third paragraph considered transactional? They appear to relate to the core functions the Fund pays the Adviser to perform. Why are they borne by the Fund, rather than the Adviser? Are these expenses disclosed in the fee table? Please explain the "origination fee" to be paid by the Fund in connection with the purchase of certain policies. Why would the Fund have to pay this fee in connection with the purchase of certain policies and not others? With regard to policies for which the Fund will incur an origination fee, will the Fund also have to pay commissions to intermediaries?

Voting

Disclose what happens to unitholders' voting power when the Fund issues preferred securities.

Tender Offers and Other Repurchases of Units

No Right of Redemption -- Make prominent the disclosure that "Members will not be able to liquidate their investment." Given the foregoing, delete all references to the "relative" liquidity of units; they are illiquid.

Repurchase of Units During a Tender Offer -- What is the meaning of "from time to time" as used in this disclosure? Does the Fund plan to have regular tender offers? If so, please provide more detail as to when and how often they will occur. Disclose the conditions in which the Board will not consider a tender offer and estimate how often and for how long they are expected to exist.

Determination of Repurchase Price – This price is not "based on the *estimated* net asset value"; it is based on NAV next *calculated* at effective date of repurchase.

Net Asset Valuation

Disclose the policy valuation experience of each member of the pricing committee; if any members lack such experience, disclose this prominently. Will the committee value each policy each month? How much time is this anticipated to take? The disclosure sets forth factors the committee *may* consider; what factors *will* the committee evaluate in *all* instances? Please file, as an exhibit to the registration statement, the valuation methodology used by the Adviser.

SAI

Please provide narrative disclosure explaining what is permitted by the 1940 Act with respect to the Fund's fundamental policies concerning issuance of senior securities and borrowing.

Please state whether borrowing includes reverse repurchase agreements.

Please state that the fundamental investment restriction on borrowing *will* be deemed violated as a result of any subsequent change in the market value of the Fund's assets.

Please clarify the Fund's concentration policy by indicating that the Fund will not concentrate in any industries other than life insurance.

Please include in the offering memorandum the disclosure on page 4 to the effect that the rights of lenders to receive payments will be senior to those of unitholders.

Please disclose the experience of the board of trustees and the officers of the Fund in valuing and trading in policies.

Concluding Comments

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response to this letter should be in the form of an amendment to the registration statement. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all required information. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel